Exhibit 99.1

June 30, 2023

Securities and Exchange Commission

Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for ATA Creativity Global (“the Company”) and, on April 12, 2023, we reported on the consolidated financial statements of the Company as of December 31, 2021 and 2022 and for each of the years in the three-year period ended December 31, 2022. On June 26, 2023, we were dismissed.

We have read the Company’s statements included in its Form 6-K dated June 30, 2023 within the Change in Registrant’s Certifying Accountant section, and we agree with such statements, except that we are not in a position to agree or disagree with any of the Company’s statements in the first paragraph relating to the board of directors’ approval and the audit committee’s recommendation and approval of our dismissal, or any of the Company’s statements in the fifth and sixth paragraphs of the Form 6-K relating to the Engagement of New Independent Registered Public Accounting Firm.

/s/ KPMG Huazhen LLP

Beijing, China

June 30, 2023